Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of September 30, 2023, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 53 localized websites and apps available in 31 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended September 30,			Nine months ended September 30,
	2023	2022	Δ Y/Y	2023	2022	Δ Y/Y
Total revenue	157.9	183.7	(14)%	393.3	430.1	(9)%
Referral Revenue	156.1	180.5	(14)%	388.0	420.3	(8)%
Return on Advertising Spend	134.3%	147.6%	(13.3) ppts	145.9%	161.0%	(15.1) ppts
Net loss	(182.6)	(67.1)	172%	(167.0)	(137.6)	21%
Adjusted EBITDA(1)	16.0	33.5	(52)%	46.8	84.8	(45)%
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 14 to 15 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
In the third quarter of 2023, we continued to observe seasonal trends more closely aligned to those in 2019, with the summer uplift in monetization beginning later and continuing to be of a lower magnitude than in the prior year when we had benefited from a very strong auction in our marketplace. We observed elevated levels of average booking values1, comparable to prior year which exceed 2019 levels. However, the loss of favorable tailwinds during the first half of 2023 from higher levels of average daily rates compared to prior year, and foreign exchange headwinds negatively impacted our monetization levels. Higher levels of competition in performance marketing channels resulted in declines in traffic volumes, particularly in our Americas and Developed Europe segments. In addition, lower levels of television advertising since the COVID-19 pandemic continue to result in the contribution of less direct traffic to our platform than had been the case prior to the pandemic.

The net loss of €182.6 million in the third quarter was primarily driven by a cumulative impairment charge of €196.1 million in connection with our annual indefinite-lived intangible asset and goodwill impairment analysis. The impairment was driven by adjustments made to our profitability outlook arising from the announced strategy shift to long-term growth, share price decline during the third quarter of 2023, uncertainty in our operating environment, and the continued uncertainty in respect of the overall economic environment. The elevated levels of marketing investments necessary to stimulate long-term growth affected our profitability outlook in the short-to-midterm.

We continue to closely monitor the ongoing conflict affecting the Middle Eastern region. A prolonged or further escalation in the conflict may have a negative impact on our Rest of World segment results.

Outlook and strategy
Following management's review of the initial results of our summer brand campaigns in select test markets and the results of incremental improvements made to our platform, we updated our strategy to increase brand marketing investments. As we increase our brand marketing efforts, we expect operating expenditures other than Advertising Spend to remain stable. While these investments are expected to negatively impact our profitability in the short-to-midterm, we believe they will have a long-term positive impact on the volume of direct traffic to our platform.

Update on capital distribution
On September 15, 2023, we announced that we intend to distribute an extraordinary one-time dividend totaling €184.4 million (€0.529228 per share), recognized on our balance sheet, as we continue to return value to shareholders and optimize our capital structure. The payment of the dividend is anticipated to be made on November 6, 2023 to holders of Class A and B shares. The payment of the dividend to holders of our American Depositary Shares is anticipated to occur on November 13, 2023.

Changes in management
On October 5, 2023, we announced that Robin Harries will rejoin the Company as Chief Financial Officer (CFO) no later than April 1, 2024, as Matthias Tillmann will step down from the position at the close of this year to pursue other interests.

1 Average booking value is the average amount our advertisers obtain from referrals as a result of hotels and other accommodation booked on their sites. We estimate this amount from data voluntarily provided to us by certain advertisers.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the third quarter of 2023, the most significant countries by revenue in that segment were Japan, Turkey, Australia, Hong Kong and India.

We also earn revenue by offering our advertisers business-to-business (B2B) solutions, such as white label services, data product offerings, and subscription fees earned from advertisers for the trivago Business Studio PRO Package. These revenues do not represent a significant portion of our total revenue.
Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended September 30,				Nine months ended September 30,
	2023	2022	Δ €	Δ %	2023	2022	Δ €	Δ % Y/Y
Americas	€59.7	€75.2	(15.5)	(21)%	€143.1	€174.6	(31.5)	(18)%
Developed Europe	69.5	83.5	(14.0)	(17)%	178.1	193.7	(15.6)	(8)%
Rest of World	27.0	21.8	5.2	24%	66.8	52.0	14.8	28%
Total Referral Revenue	€156.1	€180.5	(24.4)	(14)%	€388.0	€420.3	(32.3)	(8)%
Other revenue	1.7	3.2	(1.5)	(47)%	5.3	9.8	(4.5)	(46)%
Total revenue	€157.9	€183.7	(25.8)	(14)%	€393.3	€430.1	(36.8)	(9)%
Note: Some figures may not add up due to rounding.
In the third quarter of 2023, total revenue decreased by €25.8 million, or 14%, to €157.9 million compared to the same period in 2022. In the nine months ended September 30, 2023, total revenue decreased by €36.8 million, or 9%, to €393.3 million compared to the same period in 2022.

Americas
In the third quarter of 2023, Referral Revenue decreased by €15.5 million to €59.7 million, compared to the same period in 2022. The decrease was primarily driven by lower traffic volumes from increased competition in performance marketing channels. The decrease was further driven by a negative foreign exchange rate impact due to the weakening of the U.S. dollar against the euro and lower booking conversion, partly offset by higher average booking values compared to the same period in 2022.

In the nine months ended September 30, 2023, Referral Revenue decreased by €31.5 million to €143.1 million compared to the same period in 2022. The decrease was primarily driven by lower traffic volumes from increased competition in performance marketing channels, softer bidding dynamics on our platform compared to the same period in 2022 when we had benefited from a strong auction, and a negative foreign exchange rate impact due to the weakening of the U.S. dollar against the euro. These were partly offset by higher average booking values compared to the same period in 2022.

Developed Europe
In the third quarter of 2023, Referral Revenue decreased by €14.0 million to €69.5 million compared to the same period in 2022. The decrease was primarily driven by a reduction in traffic volumes from increased competition in performance marketing channels and further driven by softer bidding dynamics on our platform compared to the same period in 2022 when we had benefited from a strong auction.

In the nine months ended September 30, 2023, Referral Revenue decreased by €15.6 million to €178.1 million, compared to the same period in 2022. The decrease was primarily driven by lower traffic volumes from increased competition in performance marketing channels and further driven by softer bidding dynamics on our platform compared to 2022 when we had benefited from a strong auction. The decrease was partly offset by better booking conversion and higher average booking values compared to the same period in 2022.

Rest of World
In the third quarter of 2023, Referral Revenue increased by €5.2 million to €27.0 million, compared to the same period in 2022. The increase was driven by higher average booking values and increased traffic volumes, particularly in Japan and Turkey, due to the continued increase in travel demand combined with increased marketing investments. The increase in Referral Revenue was partly offset by lower traffic volumes in Central Eastern Europe.

In the nine months ended September 30, 2023, Referral Revenue increased by €14.8 million to €66.8 million, compared to the same period in 2022. The increase was driven by higher average booking values, better booking conversion, and an increase in traffic volumes, particularly in Japan. The increase was partly offset by a decrease in traffic volumes in Central Eastern Europe compared to the same period in 2022.

Other Revenue
Other revenue decreased by €1.5 million, or 47%, during the third quarter of 2023, and by €4.5 million or 46%, during the nine months ended September 30, 2023 compared to the same period in 2022, mainly due to our decision in the second quarter of 2022 to discontinue some of our B2B products such as display ads.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 34% and 37% in the third quarter of 2023 and in the nine months ended September 30, 2023, respectively, compared to 34% and 32% in the same periods in 2022. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 46% and 43% in the third quarter of 2023 and for the nine months ended September 30, 2023, respectively, compared to 50% in the same periods in 2022.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric. The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended September 30,			Nine months ended September 30,
	2023	2022	Δ ppts	2023	2022	Δ ppts
ROAS
Americas	127.8%	142.5%	(14.7) ppts	143.4%	159.0%	(15.6) ppts
Developed Europe	138.7%	146.8%	(8.1) ppts	144.7%	156.3%	(11.6) ppts
Rest of World	138.3%	172.2%	(33.9) ppts	154.9%	190.8%	(35.9) ppts
Consolidated ROAS	134.3%	147.6%	(13.3) ppts	145.9%	161.0%	(15.1) ppts

In the third quarter of 2023, consolidated ROAS decreased by 13.3 ppts to 134.3%, compared to the same period in 2022. The decrease in ROAS was driven by a decrease of 14.7 ppts, 8.1 ppts and 33.9 ppts in Americas, Developed Europe and RoW, respectively, compared to the same period in 2022. In the nine months ended September 30, 2023, consolidated ROAS decreased by 15.1 ppts to 145.9%, which was driven by a decrease of 15.6 ppts, 11.6 ppts and 35.9 ppts in Americas, Developed Europe and RoW, respectively, compared to the same period in 2022.

Americas
In the third quarter of 2023, ROAS decreased to 127.8%, as the relative decrease in Referral Revenue was greater than the relative decrease in Advertising Spend, compared to the same period in 2022. Advertising Spend decreased by €6.1 million to €46.7 million in the third quarter of 2023, compared to the same period in 2022, mainly due to adjustments made to our performance marketing activities to maintain our ROAS targets. Contribution decreased by €9.4 million to €13.0 million in the third quarter of 2023 compared to the same period in 2022.

In the nine months ended September 30, 2023, ROAS decreased to 143.4%, as the relative decrease in Referral Revenue was greater than the relative decrease in Advertising Spend, compared to the same period in 2022. Advertising Spend decreased by €10.0 million to €99.8 million in the nine months ended September 30, 2023, compared to the same period in 2022, mainly due to adjustments made to our performance marketing activities to maintain our ROAS targets. Contribution decreased by €21.4 million to €43.3 million in the nine months ended September 30, 2023 compared to the same period in 2022.

Developed Europe
In the third quarter of 2023, ROAS decreased to 138.7%, as the relative decrease in Referral Revenue was greater than the relative decrease in Advertising Spend compared to the same period in 2022. Advertising Spend decreased by €6.7 million to €50.1 million, compared to the same period in 2022, mainly due to adjustments made to our performance marketing activities to maintain our ROAS targets. Contribution decreased by €7.2 million to €19.4 million in the third quarter of 2023 compared to the same period in 2022.

In the nine months ended September 30, 2023, ROAS decreased to 144.7%, as the relative decrease in Referral Revenue was greater than the relative decrease in Advertising Spend, compared to the same period in 2022. Advertising Spend decreased by €0.9 million to €123.1 million in the nine months ended September 30, 2023, compared to the same period in 2022, mainly due to adjustments made to our performance marketing activities to maintain our ROAS targets, which were partly offset by increased brand investments in the first half year of 2023. Contribution decreased by €14.8 million to €55.0 million in the nine months ended September 30, 2023 compared to the same period in 2022.

Rest of World
In the third quarter of 2023, ROAS decreased to 138.3%, as the relative increase in Advertising Spend was greater than the relative increase in Referral Revenue compared to the same period in 2022. Advertising Spend increased by €6.8 million to €19.5 million in the third quarter of 2023, compared to the same period in 2022. The increase in marketing activities, particularly in Japan and Turkey, was mainly driven by the increase in travel demand in these markets. Contribution decreased by €1.6 million to €7.5 million in the third quarter of 2023 compared to the same period in 2022.

In the nine months ended September 30, 2023, ROAS decreased to 154.9%, as the relative increase in Advertising Spend was greater than the relative increase in Referral Revenue, compared to the same period in 2022. Advertising Spend increased by €15.8 million to €43.1 million in the nine months ended September 30, 2023, compared to the same period in 2022, mainly driven by a significant increase in marketing activities due to the recovery of travel demand, particularly in Japan. Contribution decreased by €1.1 million to €23.7 million in the nine months ended September 30, 2023, compared to the same period in 2022.

Expenses
Expenses by cost category (€ millions)

	Costs and expenses			As a % of revenue
	Three months ended September 30,			Three months ended September 30,
	2023	2022	Δ %	2023	2022	Δ in ppts
Cost of revenue	€3.1	€3.2	(3)%	2%	2%	—%
of which share-based compensation	0.0	0.0	—%
Selling and marketing	121.7	128.8	(6)%	77%	70%	7%
of which share-based compensation	0.1	0.2	(50)%
Technology and content	12.0	13.5	(11)%	8%	7%	1%
of which share-based compensation	0.5	0.7	(29)%
General and administrative	9.3	11.1	(16)%	6%	6%	—%
of which share-based compensation	2.4	4.0	(40)%
Amortization of intangible assets	0.0	0.0	—%	0%	0%	—%
Impairment of intangible assets and goodwill	196.1	100.4	95%	124%	55%	69%
Total costs and expenses	€342.2	€257.1	33%	217%	140%	77%
Note: Some figures may not add up due to rounding.

	Costs and Expenses			As a % of Revenue
	Nine months ended September 30,			Nine months ended September 30,
	2023	2022	Δ % Y/Y	2023	2022	Δ in ppts
Cost of revenue	€9.2	€9.2	—%	2%	2%	—%
of which share-based compensation	0.1	0.2	(50)%
Selling and marketing	281.9	280.5	—%	72%	65%	7%
of which share-based compensation	0.3	0.6	(50)%
Technology and content	36.9	42.5	(13)%	9%	10%	(1)%
of which share-based compensation	1.3	2.3	(43)%
General and administrative	30.1	51.2	(41)%	8%	12%	(4)%
of which share-based compensation	6.5	8.7	(25)%
Amortization of intangible assets	0.1	0.1	—%	0%	0%	—%
Impairment of intangible assets and goodwill	196.1	184.6	6%	50%	43%	7%
Total costs and expenses	€554.3	€568.1	(2)%	141%	132%	9%

Cost of revenue
In the third quarter of 2023, cost of revenue decreased by €0.1 million, or 3%, to €3.1 million, and remained stable at €9.2 million in the nine months ended September 30, 2023, compared to the same period in 2022.

The decrease in the third quarter of 2023 was driven by lower data center-related service provider costs.
In the nine months ended September 30, 2023, higher personnel costs, driven by an increase in compensation costs compared to the same period in 2022 were offset by lower data center-related service provider costs and lower depreciation expense.

Selling and marketing
In the third quarter of 2023, selling and marketing expense decreased by €7.1 million, or 6%, to €121.7 million compared to the same period in 2022, of which €116.3 million, or 96%, was Advertising Spend. In the nine months ended September 30, 2023, selling and marketing expense increased by €1.4 million, or 0.5%, to €281.9 million compared to the same period in 2022, of which €266.0 million, or 94%, was Advertising Spend.

Advertising Spend
In the third quarter of 2023, Advertising Spend decreased by €6.1 million and €6.7 million to €46.7 million and €50.1 million in Americas and Developed Europe, respectively, while it increased by €6.8 million to €19.5 million in Rest of World, compared to the same period in 2022. The overall decrease in Advertising Spend was driven by lower performance marketing spend. For a more detailed discussion of changes in Advertising Spend by segment, see "Return on Advertising Spend (ROAS)" above.

In the nine months ended September 30, 2023, Advertising Spend decreased by €10.0 million and €0.9 million to €99.8 million and €123.1 million in Americas and Developed Europe, respectively, while it increased by €15.8 million to €43.1 million in Rest of World, compared to the same period in 2022. The overall increase in Advertising Spend was driven by higher brand investments in the first half of 2023, partly offset by lower performance marketing spend in the second and third quarter of 2023. For a more detailed discussion of changes in Advertising Spend by segment, see "Return on Advertising Spend (ROAS)" above.

Other selling and marketing expense
In the third quarter of 2023, other selling and marketing expense decreased by €1.1 million, or 17%, to €5.4 million, and decreased by €3.5 million, or 18%, to €15.9 million in the nine months ended September 30, 2023, compared to the same period in 2022.

The decrease in the third quarter of 2023 was mainly due to cancellation fees incurred in the third quarter of 2022 for contracts related to discontinued products, and lower expenses incurred in 2023 to acquire traffic.

The decrease in the nine months ended September 30, 2023 was mainly due to lower personnel costs from a lower headcount following the discontinuation of certain products and projects in the prior year and as a result of an internal reorganization of existing teams to achieve efficiencies in 2022. The decrease was further driven by lower expenses incurred to acquire traffic and cancellation fees incurred in the prior year for contracts related to discontinued products.

Technology and content
In the third quarter of 2023, technology and content expense decreased by €1.5 million, or 11%, to €12.0 million, and decreased by €5.6 million, or 13%, to €36.9 million in the nine months ended September 30, 2023, compared to the same period in 2022.

The decrease in the third quarter of 2023 was mainly due to lower personnel costs from a lower headcount following an internal reorganization of existing teams to achieve efficiencies through attrition and headcount reductions as a result of the discontinuation of certain products and projects in 2022. The decrease was further driven by lower depreciation expense and was partly offset by higher cloud-related service provider costs and continuous investments to improve our platform.

The decrease in the nine months ended September 30, 2023 was primarily due to lower personnel costs from a lower headcount and lower severance payments, compared to the same period in 2022. It was further driven by lower depreciation expense, lower share-based compensation expense and the impairment of capitalized software assets related to discontinued products and projects recognized in the prior year. These were partly offset by higher cloud-related service provider costs and continuous investments to improve our platform.

General and administrative
In the third quarter of 2023, general and administrative expense decreased by €1.8 million, or 16%, to €9.3 million, and decreased by €21.1 million, or 41%, to €30.1 million in the nine months ended September 30, 2023, compared to the same period in 2022.

The decrease in the third quarter of 2023 was mostly due to lower share-based compensation expense.

The decrease in the nine months ended September 30, 2023, was mainly driven by the non-recurrence of the incremental expense of €20.7 million during 2022, in relation to the proceeding brought by the Australian Competition and Consumer Commission (ACCC) against us. The decrease was further driven by lower share-based compensation and insurance expense, and partly offset by higher personnel expenses due to an increase in compensation costs and higher expected credit losses on trade receivables, compared to the same period in 2022.

Amortization of intangible assets
Amortization of intangible assets was €34 thousand in both the third quarter of 2023 and 2022, and was €0.1 million in both the nine months ended September 30, 2023 and 2022, as we amortize intangible assets acquired through the weekengo GmbH acquisition.

Impairment of intangible assets and goodwill
As a result of our annual goodwill impairment test performed as of September 30, 2023, we recorded impairment charges of €95.5 million and €86.5 million to our Developed Europe and Americas reporting unit goodwill balances, respectively, as well as an impairment charge of €14.2 million to our indefinite-lived intangible assets for the three and nine months ended September 30, 2023. The impairment was driven by adjustments made to our profitability outlook arising from the announced strategy shift to long-term growth, share price decline during the third quarter of 2023, uncertainty in our operating environment, and the continued uncertainty in respect of the overall economic environment.

In the three months ended September 30, 2022, we recorded an impairment charge of €47.6 million to our Developed Europe reporting unit goodwill balance and €52.8 million to our indefinite-lived intangible assets as we performed our 2022 annual impairment test. The impairments in the prior year were due to deteriorating macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment. In the nine months ended September 30, 2022, we recorded cumulative impairment charges of €104.6 million to our Developed Europe reporting unit goodwill balance and €80.0 million to our indefinite-lived intangible assets. The impairments were due to deteriorating macroeconomic conditions and a shift in the Company’s internal priorities beginning in the second quarter of 2022.

Income taxes, net income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended September 30,			Nine months ended September 30,
	2023	2022	Δ €	2023	2022	Δ €
Operating loss	€(184.3)	€(73.4)	(110.9)	€(161.0)	€(138.0)	(23.0)
Other income/(expense)
Interest expense	(0.0)	(0.0)	—	(0.0)	(0.0)	—
Interest income	1.8	0.1	1.7	4.1	0.2	3.9
Other, net	(0.1)	0.3	(0.4)	(0.3)	0.7	(1.0)
Total other income, net	€1.7	€0.4	1.3	€3.8	€0.9	2.9

Loss before income taxes	(182.6)	(73.0)	(109.6)	(157.2)	(137.2)	(20.0)
Expense/(benefit) for income taxes	(0.0)	(6.1)	6.1	9.6	0.2	9.4
Loss before equity method investment	€(182.6)	€(66.9)	(115.7)	€(166.8)	€(137.3)	(29.5)
Loss from equity method investment	(0.1)	(0.3)	0.2	(0.2)	(0.3)	0.1
Net loss	€(182.6)	€(67.1)	(115.5)	€(167.0)	€(137.6)	(29.4)

Adjusted EBITDA(1)	€16.0	€33.5	(17.5)	€46.8	€84.8	(38.0)
Note: Some figures may not add up due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 14 to 15 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Income taxes
Income tax benefit was €35 thousand in the third quarter of 2023, compared to €6.1 million in the same period in 2022. The total weighted average tax rate was 31.2%, which was mainly driven by the German statutory tax rate of approximately 31.2%. Our effective tax rate for the third quarter of 2023 was (2.4)%, compared to 8.4% in the same period in 2022. The difference in effective tax rate in the quarter ended September 30, 2023 compared to the same period in 2022 is primarily attributable to the higher amount of goodwill impairment recognized in the current year, which is not deductible for tax purposes, and the difference in pre-tax profit and loss position between periods.

The difference between the weighted average tax rate of 31.2% and the effective tax rate of (2.4)% in the third quarter of 2023 is primarily attributable to the goodwill impairment, which is non-deductible for tax purposes.

Income tax expense was €9.6 million in the nine months ended September 30, 2023, compared to €0.2 million in the nine months ended September 30, 2022. Our effective tax rate for the nine months ended September 30, 2023 was (6.1)%, compared to (0.1)% in the same period in 2022.

The difference between the weighted average tax rate and the effective tax rate for the nine months ended September 30, 2023 is primarily attributable to the goodwill impairment, which is non-deductible for tax purposes.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €8.5 million as of September 30, 2023. A liability for these tax benefits is presented under other long-term liabilities in the unaudited condensed consolidated financial statements. During the quarter ended September 30, 2023, we released €0.8 million of the uncertain tax position that was previously presented within other current liabilities.

Net Income/(loss) and Adjusted EBITDA
Net loss in the third quarter of 2023 was €182.6 million compared to the net loss of €67.1 million in the same period in 2022. Net loss in the nine months ended September 30, 2023 was €167.0 million compared to the net loss of €137.6 million in the same period in 2022.

The larger loss in the third quarter of 2023 was mainly driven by higher impairment of indefinite-lived intangible assets and goodwill of €196.1 million compared to €100.4 million recorded in 2022. The larger loss was further driven by lower revenues of €25.8 million and lower ROAS compared to the same period in 2022.

The larger loss in the nine months ended September 30, 2023 was driven by lower revenues mainly due to lower traffic volumes, lower monetization, and negative foreign exchange effects compared to the same period in 2022. This larger loss was further driven by the higher impairment of indefinite-lived intangible assets and goodwill totaling €196.1 million compared to €184.6 million recorded in the same period 2022. This was partly offset by the non-recurrence of the incremental expense of €20.7 million recorded in prior year in relation to the proceeding brought by the ACCC against us.

Adjusted EBITDA decreased by €17.5 million to €16.0 million in the third quarter of 2023 driven by lower revenues of €25.8 million, partly offset by lower Advertising Spend of €6.0 million, compared to the same period in 2022.

In the nine months ended September 30, 2023, Adjusted EBITDA decreased by €38.0 million to €46.8 million driven by lower revenues of €36.8 million and lower ROAS compared to the same period in 2022.

The decision of the Australian Federal Court in the prior year had a significant negative impact of €20.7 million on our operating expenses for the nine months ended September 30, 2022. Due to the size and unusual nature of the accrual relating to the judgement of the Australian Federal Court and its distorting effect on the understanding of our underlying business developments, it was excluded when calculating Adjusted EBITDA in 2022.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €299.3 million as of September 30, 2023, compared to €248.9 million as of December 31, 2022. The increase of €50.4 million during the nine months ended September 30, 2023, was mainly driven by cash provided by investing activities of €42.4 million and cash provided by operating activities of €12.4 million, partly offset by €4.2 million cash used in financing activites.

Cash provided by investing activities during the nine months ended September 30, 2023, was primarily driven by proceeds from sales and maturities of investments of €45.0 million which also resulted in the elimination of the short-term investment balance as of September 30, 2023, partly offset by €2.6 million in capital expenditures, including internal-use software and website development.

Cash provided by operating activities for the nine months ended September 30, 2023, was primarily driven by the adjustment of non-cash items totaling €204.7 million included in the period net loss of €167.0 million, partly offset by an overall negative change in operating assets and liabilities of €25.4 million.

Non-cash items reconciled from net loss include the intangible assets and goodwill impairment loss of €196.1 million which also resulted in the reduction of the net intangible assets balance and the elimination of the goodwill balance as of September 30, 2023, share-based compensation of €8.2 million, and depreciation of €3.3 million. These were partly offset by a reduction of deferred income taxes of €4.6 million.

The change in operating assets and liabilities was primarily driven by an increase in accounts receivable of €18.6 million due to higher revenues in the third quarter of 2023 compared to the fourth quarter of 2022. This was further driven by the negative changes in net taxes payable/receivable of €10.5 million and the increase in prepaid expenses and other assets of €3.8 million. These negative changes were partly offset by an increase in accounts payable of €6.5 million.

Cash used in financing activities for the nine months ended September 30, 2023, was primarily driven by payments totaling €4.4 million related to withholding taxes on net share settlements of equity awards.

In September 2023 the 20,000,000 Class A shares classified as treasury stock acquired from Peter Vinnemeier, one of our founders, in 2022 were retired. As a result, the treasury stock balance of €19.9 million was eliminated.

Our current ratio decreased from 7.1 as of December 31, 2022 to 1.6 as of September 30, 2023 largely due to the significant increase in current liabilities compared to December 31, 2022 driven by the accrued probable dividend distribution of €184.4 million planned in November. This is bifurcated and presented as dividend payable and related party dividend payable as of September 30, 2023.

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add up due to rounding.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
ROAS by segment
Americas	127.8%	142.5%	143.4%	159.0%
Developed Europe	138.7%	146.8%	144.7%	156.3%
Rest of World	138.3%	172.2%	154.9%	190.8%
Consolidated ROAS	134.3%	147.6%	145.9%	161.0%

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) or cost-per-acquisition (CPA) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing; sponsorship and endorsement.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring, significant legal settlements and court-ordered penalties, such as the penalty imposed by the Australian Federal Court in the proceeding brought by the ACCC against us.

From time to time, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges, significant legal settlements and court-ordered penalties) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net loss	€(182.6)	€(67.1)	€(167.0)	€(137.6)
Loss from equity method investment	(0.1)	(0.3)	(0.2)	(0.3)
Loss before equity method investment	€(182.6)	€(66.9)	€(166.8)	€(137.3)
Expense/(benefit) for income taxes	(0.0)	(6.1)	9.6	0.2
Loss before income taxes	€(182.6)	€(73.0)	€(157.2)	€(137.2)
Add/(less):
Interest expense	0.0	0.0	0.0	0.0
Interest income	(1.8)	(0.1)	(4.1)	(0.2)
Other, net	0.1	(0.3)	0.3	(0.7)
Operating loss	€(184.3)	€(73.4)	€(161.0)	€(138.0)
Depreciation of property and equipment and amortization of intangible assets	1.1	1.5	3.4	4.9
Impairment of, and gains and losses on disposals of, property and equipment	0.0	0.0	0.0	0.9
Impairment of intangible assets and goodwill	196.1	100.4	196.1	184.6
Share-based compensation	3.1	4.9	8.2	11.7
Certain other items, including restructuring, significant legal settlements and court-ordered penalties	0.0	—	0.0	20.7
Adjusted EBITDA	€16.0	€33.5	€46.8	€84.8
Note: Some figures may not add up due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•our ability to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may continue to have a significant adverse effect on our future competitiveness and profitability;
•the potential negative impact of the worsening economic outlook and inflation on consumer discretionary spending;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the war in Ukraine or the conflict affecting the Middle Eastern region;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•any impairment of intangible assets and goodwill;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in 2021 and 2022 on our ability to grow our revenue;
•our ability to implement our strategic initiatives, including our planned investments in brand marketing;
•increasing competition in our industry;
•our reliance on search engines, particularly Google, which promote their own product and services that compete directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.